NOTIFICATION OF LATE FILING

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-55411

(Check one):     ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K     ☒ Form 10-Q ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Parkview Capital Credit, Inc.

Full Name of Registrant

Former Name if Applicable

Park Towers Uptown, 1233 West Loop South, Suite 1170

Address of Principal Executive Office (Street and Number)

Houston, Texas 77027

City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its quarterly report on Form 10-Q for the three-month period ended September 30, 2019 within the prescribed period. In addition, as previously reported, the registrant did not meet the quarterly diversification test as of September 30, 2019, in order to maintain its qualification as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended. The loss of RIC status has resulted in additional complexity to the registrant’s financial statements. These factors have rendered timely filing of the Form 10-Q impracticable without unreasonable effort or expense to the registrant.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Keith W. Smith	(832) 402-1050
(Name)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒

☒ Yes  ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  ☒ No

Parkview Capital Credit, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2019		/s/ Keith W. Smith
	By:	Keith W. Smith
	Title:	President and Chief Executive Officer